[redacted]

14049673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8-69167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastridge Capital, LP

OFFICIAL USE ONLY
~~FIRM ID NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. 90th St., Apt. 20H
(No. and Street)

New York	NY	10128-3533
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner — 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth W. Gurrola , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastridge Capital, LP , as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH TROVATO
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01TR6276682
My Commission Expires 02-19-2017

Kenneth W Gurrola

Title: Chief Financial Officer

Notary Public Joseph Trovato 2/26/2014

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

EASTRIDGE CAPITAL, LP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

EASTRIDGE CAPITAL, LP

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT AUDITOR'S REPORT

To the General Manager and Limited Partners
of Eastridge Capital, LP

Report on the Financial Statements

We have audited the accompanying financial statements of Eastridge Capital, LP (a Delaware limited partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Firm's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastridge Capital, LP as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. Supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY

February 20, 2014

EASTRIDGE CAPITAL, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	6,744
Prepaid expenses - FINRA WebCRD		1,377
Marketable Securities		20,500
Total assets	$	28,621
LIABILITIES AND PARTNERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	3,500
Total liabilities	$	3,500
Commitments and Contingencies (Note 3)		
Partners' Equity (Note 4)	$	25,121
Total liabilities and partners' equity	$	28,621

EASTRIDGE CAPITAL, LP

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:		
Unrealized gain on securities	$	3,845
Total revenue	$	3,845
Expenses:		
Commissions and Fees		35
Insurance		850
Job Materials		633
Professional Fees		3,500
Office Expenses		355
Shipping and Delivery Expense		12
Taxes and Licenses		5,093
Utilities		210
Total expenses	$	10,688
Net (loss)	$	(6,843)

EASTRIDGE CAPITAL, LP

CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - beginning of year	$ -
Partner contributions	31,964
Net income (loss)	(6,843)
Balance - end of year	$ 25,121

EASTRIDGE CAPITAL, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net (loss)	$	(6,843)
Adjustments to reconcile net (loss) to cash used in operating activities		
Changes in operating assets and liabilities		
Prepaid expenses - FINRA WebCRD		(1,377)
Marketable Securities		(3,845)
Accounts payable and accrued expenses		3,500
Net cash (used) by operating activities		(8,565)
Cash flows provided by financing activities		
Contribution of cash		15,309
Net cash provided by financing activities		15,309
Net increase in cash		6,744
Cash and cash equivalents - beginning of the year		
Cash and cash equivalents - end of the year	$	6,744

Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

Supplemental disclosure of non-cash financing activities

Marketable securities with value of $16,655 were contributed to the Firm by its limited partner.

Note 1 - Nature of Business

Eastridge Capital, LP (the "Firm") is a Delaware limited partnership that conducts an investment banking business. The Firm is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), New York (head office), New Jersey, Connecticut and California.

The Firm gained FINRA membership August 5, 2013 and began operations November 12, 2013. The Firm offers mergers and acquisitions advisory services and private placement services.

The Firm operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC (Customer Protection Rule) and, accordingly, is exempt from the remaining provisions of that rule. Under Rule 15c3-3 (k) (2) (i), the Firm may not hold customer funds or safe keep customer securities.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Marketable securities transactions, if any, (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Income Taxes

The Firm is characterized as a partnership under the Internal Revenue Code and New York State tax regulations. Under these provisions, the Firm does not pay federal or state partnership-level income taxes on its taxable income. Instead, the Firm's general partner, single-member Eastridge Capital Group, LLC and limited partner are liable for income taxes on their respective shares of the Firm's taxable income. The Firm is obligated to pay New York City general taxes.

c) Cash and Cash Equivalents

The Firm considers demand deposited money market funds to be cash equivalents. The Firm maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Firm has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Fixed Assets

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. The Firm self-organized and did not incur organizational expenses. Costs associated with formation, FINRA membership and related fees were characterized as current expenses and were not amortized.

e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ.

Note 2 - Summary of Significant Accounting Policies (continued)

f) Subsequent Events

The Firm has evaluated events and transactions that occurred between December 31, 2013 and February XX, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Financial Instruments with Off-Balance Sheet Credit Risk

The Firm does not engage in the buying and selling of securities for investors. As such, the Firm is not exposed to credit risk associated with non-performance of customers in fulfilling their contractual obligations. The Firm does not hold financial instruments with off-balance sheet credit risk.

Note 4 - Net Capital Requirement

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Firm had net capital of $17,950, which was $12,950 in excess of its required net capital of $5,000. The Firm's net capital ratio was 20.89%.

1. Computation for the determination of reserve requirements under SEC Rule 15c3-3.

   The Firm operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Information relating to possession or control requirements under SEC Rule 15c3-3.

   The Firm is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.

EASTRIDGE CAPITAL, LP

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2013

Credit Factors		
Partners' equity		$ 25,121
Total credit factors		25,121
Debit Factors		
Prepaid expenses		1,377
Total debit factors		1,377
Net Capital Before Haircuts		$ 23,744
Haircuts		
Haircut on trading and investing securities		3,075
Undue concentration		2,719
Total haircuts		5,794
Net Capital		$ 17,950
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 12,950
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	3,500	
Divided by: Net capital	17,950 = 20.89%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 3,500

<u>Reconciliation with Firm's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2013)</u>

Net Capital as reported in Firm's Part IIA unaudited FOCUS report	$ 22,846
Difference in haircut calculation	(1,396)
Adjustments	(3,500)
Net capital, per above	$ 17,950

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the General Partner of Eastridge Capital LP

In planning and performing our audit of the financial statements of Eastridge Capital LP as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY

February 20, 2014

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

General Partner of Eastridge Capital, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Eastridge Capital, LP (the "Firm"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority, solely to assist you and the other specified parties in evaluating the Firm's compliance with the applicable instructions of Form SIPC-7. The Firm's management is responsible for the Firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 20, 2014

EASTRIDGE CAPITAL, LP

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ -
General Assessments at .0025	$ -
Payment Remitted with Form SIPC-6	-
Amount due with Form SIPC-7	$ -